UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of April 2008

EXFO Electro-Optical Engineering Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On March 26, 2008, EXFO Electro-Optical Engineering Inc., a Canadian corporation, announced that it has acquired all the shares of Navtel Communications Inc., a leading provider of Internet Protocol Multimedia Subsystem (IMS) and Voice-over-Internet Protocol (VoIP) test solutions for Network Equipment Manufacturers (NEMs) and Network Service Provider (NSP) labs. This report on Form 6-K sets forth the press release issued on March 26, 2008 relating to EXFO’s announcement and certain information relating to completed transaction being filed in Canada.

This press release contain material information relating to EXFO and is hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: April 10, 2008

EXFO Acquires Navtel Communications

▪	Navtel offers highest-performance test solutions for rapidly growing IMS and VoIP markets

▪	Complementary customer base focused on Network Equipment Manufacturers and NSP labs

▪	Strengthens EXFO’s position in high-growth Protocol test business

QUEBEC CITY, CANADA, March 26, 2008—EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO; TSX: EXF) announced today that it has acquired all the shares of Navtel Communications Inc., a leading provider of Internet Protocol Multimedia Subsystem (IMS) and Voice-over-Internet Protocol (VoIP) test solutions for Network Equipment Manufacturers (NEMs) and Network Service Provider (NSP) labs.

Consideration paid consists of C$11.0 million in cash, subject to adjustments on working capital. The deal is expected to be neutral to EXFO’s earnings for the remainder of fiscal 2008 and accretive in fiscal 2009, excluding amortization of intangible assets to be accounted for in the acquisition.

Navtel Communications, a privately held company in the Toronto area, specializes in testing next-generation IP networks that are increasingly combining wireline and wireless technologies. Its InterWatch® platforms, offering the highest performance in the industry, are fully scalable simulation and analysis test stations available in rack-mountable and portable formats. These solutions can perform several critical tests ― capacity, performance, stress and load testing ― on various network devices to assure their ability to perform under real-life, IP-based, multi-media traffic conditions. Test modules can be hosted inside Navtel’s platforms for characterizing next-generation switches, routers, session border controllers and media gateways.

IMS, which is being touted as the new technology that will merge the Internet with the telecom world, allows wireline and wireless carriers to use a common IP application system to deliver new multi-media services that can be combined with legacy services across a number of different access technologies. IMS has been developed to become the overlaying architecture that will enable the efficient management and deployment of quadruple (voice, video, data and mobile) IP services.

Navtel has positioned itself as a leading-edge supplier of IMS test solutions. It also offers a comprehensive suite of VoIP and Generalized Multi-Protocol Label Switching (GMPLS) test solutions, as well as a wide range of legacy test protocols that have been developed over its 30 years of existence.

Frost & Sullivan, a global growth consulting company, estimates that the IMS test and monitoring market will grow from an estimated $274.1 million in 2007 to $1.2 billion in 2013 for a compound annual growth rate of 27.9%. Navtel currently addresses approximately $130 million of this market.

“This acquisition fits strategically with our long-term plan to deliver strong growth in our Protocol test business, which posted a compound annual growth rate of 64% in the last two years and continues to deliver solid growth at the mid-point of fiscal 2008,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “Navtel’s cutting-edge technology strengthens our offering for NEMs and NSP labs which, in turn, have a significant influence on product selections made by NSPs.”

“This acquisition also enables us to expand into the high-growth IMS and VoIP test markets, whose technologies are currently in their early stages,” Mr. Lamonde added. “We intend to leverage these technologies throughout their entire lifecycle, especially as they mature into portable test solutions for the NSP market in which EXFO is the world’s second-largest supplier. We also plan to take advantage of Navtel’s strong relationships with Tier-1 NEMs and leverage our own worldwide sales presence with NSPs to accelerate sales growth, while positively impacting earnings since Navtel’s software-intensive test solutions generate high gross margins.”

Navtel Communications posted sales of C$5.7 million in calendar 2007. Joe Sutherland, founder and CEO of Navtel Communications, and his senior management team will ensure a seamless integration into EXFO. No restructuring is planned with all 35 Navtel employees expected to remain with the company.

“We are pleased to become an integral part of the EXFO family,” Mr. Sutherland said. “Our technological leadership in IMS and VoIP testing is a good fit with EXFO’s protocol test strategy. Combined with EXFO’s global sales channels, market positioning and brand equity, we envision a bright future with strong synergies lifting our product offering and market presence to the next level.”

Conference Call
EXFO will host a conference call at 8:30 a.m. (Eastern time) on Thursday, March 27, 2008, to discuss the details of the Navtel Communications acquisition. To listen to the conference call and participate in the question period via telephone, dial (416) 620-2406. An audio replay of the conference call will be available one hour after the end of the event until 10:30 a.m. on April 3, 2008. The replay number is (402) 977-9141 and the reservation number is 21379627. The live audio Webcast and replay of the conference call will also be available at www.EXFO.com/investors.

About Navtel Communications Inc.
Navtel Communications was founded in 1976 and is a leading supplier of test solutions for IMS and VoIP networks. Navtel’s products are used by network equipment manufacturers and operators to validate core functions and perform feature, negative, load, interoperability and regression testing of the network elements and services. A single Navtel InterWatch test chassis can emulate up to 384,000 unique subscribers (IP addresses) and generate over 10 million BHCAs with 192,000 simultaneous RTP streams, while performing real-time measurements. This unique capability allows Navtel’s customers to test carrier-class networks in a controlled environment.

About EXFO
EXFO is a Tier-1 test and measurement expert in the global telecommunications industry, especially in the portable test market segment. The Telecom Division, which represents about 85% of the company's business, offers a full suite of test solutions and monitoring systems to network service providers, cable TV operators, telecom system vendors and component manufacturers in approximately 70 countries. EXFO is the global market leader for portable optical test solutions with an estimated 25.5% market share in 2006 and a leading supplier of protocol and access test solutions to enable triple-play deployments and converged IP networking. Its Windows-based modular AXS-200, FTB-200, FTB-400 and IQS-600 test platforms host a wide range of modular test solutions across optical, physical, data and network layers, while maximizing technology reuse across several market segments. The Life Sciences and Industrial Division offers value-added light-based solutions in high-precision medical device and opto-electronics assembly sectors, and advanced fluorescence microscopy and electrophysiology solutions for the life sciences sector. For more information about EXFO’s Telecom Division, visit www.EXFO.com, and for its Life Sciences and Industrial Division, visit www.EXFO-lifesciences.com.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including consolidation in the global telecommunications test and measurement industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; the retention of key technical and management personnel; and future economic, competitive and market conditions. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions.
We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733
vance.oliver@EXFO.com